Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aspirational Consumer Lifestyle Corp. II (the “Company”) on Amendment 1 to Form S-1 [File No. 333-25335] of our report dated February 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aspirational Consumer Lifestyle Corp. II as of January 22, 2022 and for the period from January 21, 2021 (inception) through January 22, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 25, 2021